SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 032359309	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,252,013
	8	SHARED VOTING POWER 27,524,562
	9	SOLE DISPOSITIVE POWER 17,352,013
	10	SHARED DISPOSITIVE POWER 27,524,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,776,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,596,463
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,596,463
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,101,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 10 Pages

Explanatory Note

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) amends Amendment No. 14 to Schedule 13D (“Amendment No.14”), which was filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2018 and amended Amendment No. 13 to Schedule 13D (“Amendment No. 13”), which was filed with the SEC on January 10, 2018 and amended Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which was filed with the SEC on December 7, 2017 and amended and restated in its entirety the Schedule 13D and amendments thereto filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Group”), with respect to the common stock, $0.01 par value per share (the “Shares”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).

Except as set forth below, all previous Items and disclosure set forth in Amendment No. 12, as amended by Amendment No. 13 and Amendment No. 14, are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended by inserting the following at the end of such Item:

“The Group estimates that, at the price per share set forth in the Merger Agreement (as described in the section entitled “Merger Agreement” in Item 4 below) with respect to the Merger (as described in the section entitled “Merger Agreement” in Item 4 below), approximately $13.50 in cash will be required to pay the aggregate Merger Consideration for the Shares and to pay the cash amounts payable to holders of Options, Restricted Shares, RSUs and PSUs (each as defined below). The Group anticipates that such funds will be obtained from the Equity Financings (as described in the section entitled “Equity Commitment Letters” in Item 4 below).

For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. The Merger Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference in its entirety.”

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended by the deletion of the fifth paragraph and inserting the following at the end of such Item:

“Merger Agreement

On March 1, 2018, Evergreen Parent, L.P. (“Parent”), Evergreen Merger Sub, Inc.(“Merger Sub”) and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, the separate existence of Merger Sub will cease, and the Issuer will continue as the surviving corporation (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each of the Shares issued and outstanding immediately prior to the Effective Time, other than any Shares (i) held by Merger Sub or Parent (including the Rollover Shares, as defined below), (ii) held by the Issuer in treasury (collectively, the “Excluded Shares”) (iii) held by any wholly owned

CUSIP No. 032359309	13D	Page 6 of 10 Pages

subsidiary of the Issuer or (iv) held by any stockholders who are entitled to and who properly exercise dissenters’ rights under Delaware law, will be canceled and converted into the right to receive $13.50 in cash, without interest (the “Merger Consideration”). Each Share held by any wholly owned subsidiary of the Issuer and each share of preferred stock of the Issuer shall remain outstanding in accordance with its terms.

At the Effective Time, each holder of a then-outstanding option to purchase Shares (an “Option”) (whether vested or unvested) will be entitled to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option multiplied by (ii) the number of Shares underlying such Option; provided that such amount for unvested Shares will be payable within 15 business days after the date such Option would have vested (subject to the vesting conditions of such Option); provided further that any Option outstanding immediately prior to the Effective Time (whether vested or unvested) with an exercise price per Share that is equal to or greater than the Merger Consideration shall be canceled for no consideration.

At the Effective Time, each holder of a then-outstanding restricted share of the Issuer (a “Restricted Share”) that is vested immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration. Each holder of a Restricted Share that is unvested immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration within 15 business days after the date such Restricted Share would have vested (subject to the vesting conditions of such Restricted Share).

At the Effective Time, each holder of a then-outstanding restricted stock unit of the Issuer (a “RSU”) will be entitled to receive an amount in cash, without interest, equal to the product of the Merger Consideration and the number of Shares underlying such RSU within 15 business days after such RSU would have vested (subject to the vesting conditions of such RSU).

At the Effective Time, each holder of a then-outstanding performance share unit of the Issuer (a “PSU”) will be entitled to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the greater of (a) the target number of Shares set forth in such PSU and, (b) if the performance period applicable to such PSU has ended on or prior to the closing of the Merger, the number of Shares that would have vested based on actual achievement during the applicable performance period, within 15 business days after such PSU would have vested (subject to the vesting conditions of such PSU).

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, including covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain types of transactions during the interim period. Each of Parent, Merger Sub and the Issuer agree to use such party’s respective reasonable best efforts to take all actions necessary to ensure that the conditions to closing are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.

Stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement at a special meeting that will be held on a date to be announced. Consummation of the Merger is subject to a number of conditions precedent, including, among others: (i) the

CUSIP No. 032359309	13D	Page 7 of 10 Pages

adoption of the Merger Agreement by (x) the holders of at least a majority of all outstanding Shares, and (y) the holders of at least a majority of all outstanding Shares held by such holders (excluding Parent and its affiliates, the Rollover Stockholders (as defined below) and certain directors and officers of the Company), in each case, entitled to vote on such matter at a meeting of stockholders duly called and held for such purpose; (ii) the absence of any order enjoining the consummation of, or prohibiting, the Merger; and (iii) the termination or expiration of any waiting period applicable to the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. Neither the receipt of the Equity Financing (as defined below) nor any debt financing Parent may seek under the Merger Agreement are conditions to any of the obligations of Parent or Merger Sub under the Merger Agreement, nor are they a condition to the closing of the Merger. The Issuer and the Parent are permitted to terminate the Merger Agreement in certain customary circumstances and the Parent is permitted to terminate the Merger Agreement if the Issuer has not filed its Annual Report on 10-K for the fiscal year ended December 31, 2017 by June 30, 2018 or any subsidiary of the Issuer that conducts the business of insurance as listed on a schedule to the Merger Agreement does not have a financial strength rating from A.M. Best of at least “A” and Parent provides written notice of termination no later than the 45th day following such downgrade, suspension, withdrawal or retraction.

If the Merger is effected, it would result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from the Nasdaq Stock Market, the Shares becoming eligible for termination from registration pursuant to Section 12(b) of the Act and as otherwise described herein.

Equity Commitment Letters

On March 1, 2018, Parent received a binding commitment letter (the “Trident Equity Commitment Letter”) from an investment fund affiliated with Stone Point Capital LLC (the “Trident Fund”), and a binding commitment letter (the “K-Z Equity Commitment Letter” and, together with the Trident Equity Commitment Letter, the “Commitment Letters”) from an entity controlled by the Group (“K-Z LLC”), pursuant to which, and subject to the conditions set forth therein, the Trident Fund and K-Z LLC committed to purchase equity in Parent in an aggregate amount up to $800,000,000 and $400,000,000, respectively (the “Equity Financing”). Each Commitment Letter is subject to customary conditions, including the concurrent funding of the other Commitment Letter and the Rollover Agreement. The net proceeds of the Equity Financing will provide Parent with cash sufficient to (i) pay the Merger Consideration and all other amounts required to be paid or repaid by Parent or its affiliates at the closing of the Merger in connection with the Merger Agreement, (ii) pay any and all fees and expenses required to be paid by Parent in connection with the transactions contemplated by the Merger Agreement and the Equity Financing and (iii) satisfy all of the other payment obligations of Parent and the Issuer contemplated by the Merger Agreement and payable at the closing of the Merger. Under the terms of its respective Equity Commitment Letter, each of Trident Fund and K-Z LLC have also agreed to purchase equity with an aggregate purchase price not to exceed $23,750,000 (the “Maximum Damages Commitment Amount”) in Parent solely to allow Parent or Merger Sub to pay certain damages to the Issuer pursuant to the Merger Agreement in certain circumstances set forth in such Equity Commitment Letter. In the event that such damages become payable, in no

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event shall the Trident Fund or K-Z LLC be obligated to fund or otherwise pay to Parent or any other person any amount in excess of the Maximum Damages Commitment Amount.

The Group and certain funds affiliated with the Trident Fund have provided back-to-back commitment letters to K-Z LLC and the Trident Fund, respectively, in support of the Commitment Letters (the “Back-to-Back Commitment Letters”).

Rollover Agreement

On March 1, 2018, Parent entered into a rollover agreement (the “Rollover Agreement”), with each of the members of the Group, pursuant to which the Group and its affiliates and certain related parties (the “Rollover Stockholders”) have committed, subject to the conditions therein, to transfer, contribute and deliver to the Parent immediately prior to the Effective Time Shares owned by them (the “Rollover Shares”) in exchange for limited partnership interests of Parent. For the purpose of such transfer and exchange, each Share owned by the Group will be valued at the Merger Consideration.

Interim Investors Agreement

On March 1, 2018, Parent entered into an Interim Investors Agreement (the “Interim Investors Agreement”) with Merger Sub, K-Z LLC, the Trident Fund and, for certain limited purposes set forth therein, the Group, which superseded the Joint Bidding Agreement and will govern certain actions of the parties with respect to the Merger Agreement, the Commitment Letters, the Back-to-Back Commitment Letters, the Rollover Agreement and the transactions contemplated by the foregoing. Pursuant to the Interim Investors Agreement, all actions of Parent and Merger Sub shall require the prior approval of K-Z LLC and Trident, and such parties may cause Parent and Merger Sub to take any action or refrain from taking any such actions or decisions, subject to certain exceptions. The Interim Investors Agreement also provides for the sharing of the termination fee that may become payable by the Issuer to Parent.

The foregoing summaries of the Merger Agreement, the Merger, the Commitment Letters, the Back-to-Back Commitment Letters, the Rollover Agreement and the Interim Investors Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Trident Equity Commitment Letter, the K-Z Equity Commitment Letter, the Back-to-Back Commitment Letters, the Rollover Agreement and the Interim Investors Agreement copies of which are attached hereto as Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12 respectively, and the terms of which are incorporated herein by reference.

Other than as set forth above, the Group does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group will, however, continue to review their investments in the Issuer and, depending upon market conditions and other factors that the members of the Group deem material, the members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.”

CUSIP No. 032359309	13D	Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

99.6	Agreement and Plan of Merger, dated as of March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and AmTrust Financial Services, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2018).
99.7	Trident Equity Commitment Letter, dated March 1, 2018, by and among Trident Pine Acquisition LP and Evergreen Parent, L.P.
99.8	K-Z Equity Commitment Letter, dated March 1, 2018, by and among K-Z Evergreen, LLC and Evergreen Parent, L.P.
99.9	Rollover Agreement, dated March 1, 2018, by and between certain stockholders of AmTrust Financial Services, Inc. and Evergreen Parent, L.P.
99.10	Interim Investors Agreement, dated March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc., K-Z Evergreen, LLC, Trident Pine Acquisition LP and, for certain limited purposes set forth therein, the Group.
99.11	Back-to-Back Commitment Letter, dated March 1, 2018, by and among Barry D. Zyskind, George Karfunkel, Leah Karfunkel and K-Z Evergreen, LLC.
99.12	Back-to-Back Commitment Letter, dated March 1, 2018, by and among Trident Pine Acquisition LP, Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2018

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel